UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Richard A. Lumpkin
        121 South 17th Street
        Mattoon, Illinois 61938
        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        McLeodUSA Incorporated
        MCLD

   3.   IRS or Social Security Number of Reporting Person (Voluntary):


   4.   Statement for Month/Year:

        October 1998

   5.   If Amendment, Date of Original (Month/Year):


   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director ( ) 10% Owner (x) Officer (give title below) (x) Other (specify below)

        Vice Chairman
        Member of 13(d) group owning more than 10%

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        ( ) Form filed by One Reporting Person
        (x) Form filed by More than One Reporting Person

                    Table I -- Non-Derivative Securities Acquired,
                            Disposed of, or Beneficially Owned

                                                                                      5.
                                                                                    Amount
                                                                                      of          6.
                                                                                    Secur-      Owner-
                                                                                     ities       ship
                                                                                    Benefi-      Form:
          1.         2.                                                             cially      Direct           7.
        Title      Trans-                                                          Owned at     (D) or        Nature of
          of       action          3.                  4.  Securities               End of     Indirect       Indirect
       Security     Date       Transaction             Acquired (A) or               Month        (I)        Beneficial
       (Instr.     (Month/        Code                 Disposed of (D)              (Instr.     (Instr.       Ownership
          3)      Day/Year)    (Instr. 8)             (Instr. 3, 4 & 5)             3 & 4)        4)         (Instr. 4)
       -------    ---------    -----------     -------------------------------     --------    --------      ----------

                              Code      V        Amount     (A)or(D)     Price
      Class A    09/11/98      J*              332,209 (1)       D                      0           I       By Trust
      Common                                                                                                Agreement dated
      Stock                                                                                                 May 13, 1978
                                                                                                            f/b/o Mary Lee
                                                                                                            Sparks

                 10/27/98     J**              100,000           D                   310,965        I       By Trust named
                                                                                                            for Benjamin
                                                                                                            Iverson Lumpkin
                                                                                                            created under
                                                                                                            the Mary Green
                                                                                                            Lumpkin Gallo
                                                                                                            Trust Agreement
                                                                                                            dated
                                                                                                            December 29,
                                                                                                            1989

                 10/27/98     J**              100,000           D                   310,965        I       By Trust named
                                                                                                            for Elizabeth
                                                                                                            Arabella Lumpkin
                                                                                                            created under
                                                                                                            the Mary Green
                                                                                                            Lumpkin Gallo
                                                                                                            Trust Agreement
                                                                                                            dated
                                                                                                            December 29,
                                                                                                            1989

                 10/27/98     J**              100,000 (2)      A                  100,000 (2)      I       By Benjamin I.
                                                                                                            Lumpkin 1998
                                                                                                            NIM-CRUT dated
                                                                                                            October 27, 1998

                                                                                      5.
                                                                                    Amount
                                                                                      of          6.
                                                                                    Secur-      Owner-
                                                                                     ities       ship
                                                                                    Benefi-      Form:
          1.         2.                                                             cially      Direct           7.
        Title      Trans-                                                          Owned at     (D) or        Nature of
          of       action          3.                  4.  Securities               End of     Indirect       Indirect
       Security     Date       Transaction             Acquired (A) or               Month        (I)        Beneficial
       (Instr.     (Month/        Code                 Disposed of (D)              (Instr.     (Instr.       Ownership
          3)      Day/Year)    (Instr. 8)             (Instr. 3, 4 & 5)             3 & 4)        4)         (Instr. 4)
       -------    ---------    -----------     -------------------------------     --------    --------      ----------

                              Code      V        Amount     (A)or(D)     Price

                 10/27/98     J**              100,000 (3)       A                 100,000 (3)      I       By Elizabeth L.
                                                                                                            Celio 1998 NIM-
                                                                                                            CRUT dated
                                                                                                            October 27, 1998

                                                                                   311,127 (4)      D

                                                                                    48,328 (5)      I       By Benjamin
                                                                                                            Iverson Lumpkin
                                                                                                            Holdback Trust
                                                                                                            under Richard
                                                                                                            Anthony Lumpkin
                                                                                                            1993 Grantor
                                                                                                            Retained Annuity
                                                                                                            Trust

                                                                                    48,328 (5)       I      By Elizabeth A.
                                                                                                            Lumpkin Holdback
                                                                                                            Trust under
                                                                                                            Richard Anthony
                                                                                                            Lumpkin 1993
                                                                                                            Grantor Retained
                                                                                                            Annuity Trust

                                                                                    55,088         I        By Richard
                                                                                                            Adamson Lumpkin
                                                                                                            Grandchildren's
                                                                                                            Trust dated
                                                                                                            9/5/80 f/b/o
                                                                                                            Benjamin Iverson
                                                                                                            Lumpkin

                                                                                    55,088         I        By Richard
                                                                                                            Adamson Lumpkin
                                                                                                            Grandchildren's
                                                                                                            Trust dated
                                                                                                            9/5/80 f/b/o
                                                                                                            Elizabeth
                                                                                                            Arabella Lumpkin






                                                                                      5.
                                                                                    Amount
                                                                                      of          6.
                                                                                    Secur-      Owner-
                                                                                     ities       ship
                                                                                    Benefi-      Form:
          1.         2.                                                             cially      Direct           7.
        Title      Trans-                                                          Owned at     (D) or        Nature of
          of       action          3.                  4.  Securities               End of     Indirect       Indirect
       Security     Date       Transaction             Acquired (A) or               Month        (I)        Beneficial
       (Instr.     (Month/        Code                 Disposed of (D)              (Instr.     (Instr.       Ownership
          3)      Day/Year)    (Instr. 8)             (Instr. 3, 4 & 5)             3 & 4)        4)         (Instr. 4)
       -------    ---------    -----------       -----------------------------     --------    --------      ----------

                              Code      V        Amount     (A)or(D)     Price
                                                                                    734,701        I        By Richard
                                                                                                            Anthony Lumpkin
                                                                                                            1990 Personal
                                                                                                            Income Trust for
                                                                                                            the Benefit of
                                                                                                            Benjamin Iverson
                                                                                                            Lumpkin dated
                                                                                                            April 20, 1990

                                                                                    734,701        I        By Richard
                                                                                                            Anthony Lumpkin
                                                                                                            1990 Personal
                                                                                                            Income Trust for
                                                                                                            the Benefit of
                                                                                                            Elizabeth
                                                                                                            Arabella Lumpkin
                                                                                                            dated April 20,
                                                                                                            1990

                                                                                     1,822         I        By Richard
                                                                                                            Anthony Lumpkin
                                                                                                            Trust under the
                                                                                                            Trust Agreement
                                                                                                            dated
                                                                                                            February 6, 1970
                                                                                    60,619         I        By Margaret Anne
                                                                                                            Keon Trust under
                                                                                                            the Trust
                                                                                                            Agreement dated
                                                                                                            February 6, 1970

                                                                                    107,030        I        By Mary Lee
                                                                                                            Sparks Trust
                                                                                                            under the Trust
                                                                                                            Agreement dated
                                                                                                            February 6, 1970

                        Table II -- Derivative Securities Acquired,
                              Disposed of, or Beneficially Owned
             (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                         10.
                                                                                                9.      Owner-
                                                                                              Number     ship
             2.                                                                                 of     Form of
          Conver-                         5.                                                  Deriva-   Deriva-
            sion                       Number of                                               tive      tive
    1.       or                         Deriva-                           7.          8.      Secur-    Secur-
   Title   Exer-                      tive Secu-        6.               Title        Price    ities     ity:
    of      cise     3.                 rities         Date               and          of    Benefici-  Direct
   Deri-   Price   Trans-       4.     Acquired      Exercis-            Amount      Deriva-    ally     (D)        11.
  vative     of    action     Trans-    (A) or       able and          of Under-      tive    Owned at    or       Nature
  Secur-  Deriva-   Date      action   Disposed       Expir-             lying       Secur-    End of   Indir-  of Indirect
    ity     tive   (Month/     Code     of (D)      ation Date         Securities      ity     Month   ect (I)  Beneficial
  (Instr.  Secur-   Day/     (Instr.  (Instr. 3,     (Month/           (Instr. 3     (Instr.  (Instr.  (Instr.  Ownership
    3)      ity     Year)       8)      4 & 5)      Day/Year)             & 4)         5)        4)       4)    (Instr. 4)
  -------  ------ --------    ------  ----------   -------------  -----------------  --------  -------- ------- -----------
                             Code  V  (A)   (D)    Date
                                                   Exer-  Expir-           Amount or
                                                   cis-   ation            Number of
                                                   able   Date     Title   Shares
                             ---- --  ---------    ------ ------   -----   ---------

 Employee   $35.25                                 (2)    9/25/07  Class A   40,000            40,000     D
 Stock                                                             Common
 Option                                                            Stock
 (right to
 buy) (2)

 Employee   $34.50                                 (3)    12/22/07 Class A    5,000             5,000     D
 Stock                                                             Common
 Option                                                            Stock
 (right to
 buy) (3)



   Explanation of Responses:

        *Explanation of Transaction Code J - Other Acquisition or
   Disposition: See footnote (1) below.

        **Explanation of Transaction Code J - Other Acquisition or
   Disposition: On October 27, 1998, shares of Common Stock were distributed by various trusts created under the Mary Green Gallo Trust Agreement dated December 29, 1989, and were immediately contributed to one or more newly created charitable remainder unitrusts, as identified in Table I or the footnotes to Table I.

        Explanation of footnotes to Table I: For purposes of Section 13(d) of the Securities Exchange Act, each of the joint filers is a member of a group that together owns more than 10% of the Issuer's Class A Common Stock. Except as indicated in the following note, the securities shown in Table I are beneficially owned for purposes of Rule 16a-1(a)(2) by Richard A. Lumpkin.

        (1) On September 11, 1998, Richard A. Lumpkin and Christina S. Duncan resigned as trustees under the Trust Agreement dated May 13, 1978 f/b/o Mary Lee Sparks, and Mary Lee Sparks and Steven L. Grissom became the trustees of that trust. As a result, the shares are no longer beneficially owned for purposes of Rule 16a-1(a)(2) by Mr. Lumpkin.

        (2) Beneficially owned for purposes of Rule 16a-1(a)(2) by Benjamin I. Lumpkin. These shares were distributed to Benjamin I. Lumpkin on October 27, 1998 from the Trust named for Benjamin Iverson Lumpkin created under the Mary Green Gallo Trust Agreement dated December 29, 1989, and were immediately contributed to the Benjamin I. Lumpkin 1998 NIM-CRUT dated October 27, 1998. These shares are not subject to Mr. Lumpkin's agreement with the other members of the 13(d) group referred to in Item 6 above.

        (3) Beneficially owned for purposes of Rule 16a-1(a)(2) by Elizabeth L. Celio. These shares were distributed to Elizabeth L. Celio on October 27, 1998 from the Trust named for Elizabeth Arabella Lumpkin created under the Mary Green Gallo Trust Agreement dated December 29, 1989, and were immediately contributed to the Elizabeth L. Celio 1998 NIM-CRUT dated October 27, 1998. These shares are not subject to Ms. Celio's agreement with the other members of the 13(d) group referred to in Item 6 above.

        (4) Beneficially owned for purposes of Rule 16a-1(a)(2) by Gail Gawthrop Lumpkin and Richard A. Lumpkin.

        (5) Beneficially owned for purposes of Rule 16a-1(a)(2) by Richard A. Lumpkin, Benjamin I. Lumpkin and Elizabeth L. Celio.


        Explanation of footnotes to Table II: The derivative securities shown in Table II are beneficially owned for purposes of Rule 16a-1(a)(2) by Richard A. Lumpkin.

        (2) The employee stock option dated 12/3/97 vests in four equal annual installments beginning on September 25, 1998.

        (3) The employee stock option dated 12/22/97 vests in four equal annual installments beginning on December 22, 1998.

   SIGNATURE OF REPORTING PERSON:

   Richard A. Lumpkin

   DATE: November 9, 1998



   JOINT FILER INFORMATION:

   Name: Gail Gawthrop Lumpkin

   Address: 121 South 17th Street, Mattoon, Illinois 61938

   Designated Filer: Richard A. Lumpkin

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: October 1998

   Signature: Gail Gawthrop Lumpkin



   JOINT FILER INFORMATION:

   Name: Benjamin I. Lumpkin

   Address: 1316 West Howard St., #1, Chicago, Illinois 60626

   Designated Filer: Richard A. Lumpkin

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: October 1998

   Signature: Benjamin I. Lumpkin



   JOINT FILER INFORMATION:

   Name: Elizabeth L. Celio

   Address: 815 Columbian, Oak Park, Illinois 60302

   Designated Filer: Richard A. Lumpkin

   Issuer & Ticker Symbol: McLeodUSA Incorporated, MCLD

   Statement for Month/Year: October 1998

   Signature: Elizabeth L. Celio